Exhibit 99.11

Gregory Myers Ph.D

September 28, 2006

Re:	Energy Metals Corporation
Annual Information Form and Form 40F

I am the author of the following Technical Reports entitled:

  Aurora Uranium Project, Malheur County, Oregon dated March 13, 2005;
  Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico dated April 7, 2006;
  Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico dated March 2, 2006
  Hosta Butte Property, McKinley County, New Mexico dated April 18, 2006

(the “Reports”) referred to in the Annual Information Form and Form 40F of Energy Metals Corporation dated September 28, 2006 (the "AIF and 40F"). I consent to being named in both the AIF and 40F and to the use of the Report in the AIF and 40F.

I have read the AIF and 40F and confirm that:

(a)

I have no reason to believe that there are any misrepresentations in the information contained in the AIF and 40F derived from the Report or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report; and

(b)	the section in the AIF “Description of Business” fairly and accurately summarizes the Report and omits no material information contained in the Report.

Yours truly,

Per: /s/ Greg Meyers